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                                 January 6, 2023

       Lisa Harper
       Chief Executive Officer and Director
       Torrid Holdings Inc.
       18501 East San Jose Avenue
       City of Industry, CA 91748

                                                        Re: Torrid Holdings
Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 29, 2022
                                                            Filed March 30,
2022
                                                            Item 2.02 Form 8-K
Filed December 8, 2022
                                                            File No. 001-40571

       Dear Lisa Harper:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 29, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Financial and Operating Metrics, page 33

   1. Where you present adjusted EBITDA margin, also present its most directly comparable
                                                        GAAP financial measure
with equal or greater prominence. Refer to Item 10(e)(1)(i) of
                                                        Regulation S-K. This
comment also applies to your Forms 10-Q and 8-K.
       Signatures , page 95

   2. Please ensure that your Forms 10-K are signed by the registrant, and on behalf of the registrant by its
principal executive officer, its principal financial officer, its controller or principal accounting
officer, and by at least the majority of the board of directors. Any person who occupies
more than one of the specified positions shall indicate each capacity in which he signs the
report. Refer to General Instruction D(2) of Form 10-K.
 Lisa Harper
Torrid Holdings Inc.
January 6, 2023
Page 2
Item 2.02 Form 8-K Filed December 8, 2022

Exhibit 99.1
Reconciliation of Net loss to Adjusted Net Income, page 8

3. Please revise your reconciliation to present income taxes as a separate adjustment with a clear explanation of how the income taxes adjustment was computed. Also, explain any differences between the revised remeasurement adjustments for incentive units reconciling item and the similarly-titled amount disclosed for the same period in
Note 14 to the
         financial statements included in your Form 10-Q filed December 8, 2022. Refer to
         Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations and Item 10(e)(i)(B) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameLisa Harper                                Sincerely,
Comapany NameTorrid Holdings Inc.
                                                             Division of
Corporation Finance
January 6, 2023 Page 2                                       Office of Trade &
Services
FirstName LastName